Exhibit 99.1

Tallgrass Energy Announces Agreement for Tallgrass Energy GP to Acquire Tallgrass Energy Partners; Announces Increased Quarterly Distributions at TEGP and TEP

•	TEP public unitholders will receive 2.0 TEGP Class A shares for each outstanding TEP common unit; the exchange ratio represents an approximate 10 percent premium to the 30-trading day volume weighted average exchange ratio prior to the company’s Feb. 7 acquisitions and restructuring announcements

•	Proposed transaction will result in no distribution cut to TEP unitholders, and will be accretive to TEGP shareholders and TEP unitholders

•	TEGP Class A share first quarter 2018 dividend increased to $0.4875, or $1.95 annualized

•	TEP common unit first quarter 2018 distribution increased to $0.975, or $3.90 annualized

•	Upon closing the proposed transaction, TEGP will change its name to Tallgrass Energy, LP (“Tallgrass Energy”) and will trade on the New York Stock Exchange under the ticker symbol “TGE”

•	Tallgrass Energy continues to expect Adjusted EBITDA[1] of between $755 - $835 million for 2018 and expects dividend coverage for Tallgrass Energy in excess of 1.20x for 2018; dividend growth for existing TEGP shareholders expected to be between 38 – 42 percent for 2018

•	Upon closing, Tallgrass Energy does not expect to pay cash federal income taxes for a period currently estimated to be at least 10 years

LEAWOOD, Kan.—(BUSINESS WIRE)—Tallgrass Energy GP, LP (NYSE: TEGP) and Tallgrass Energy Partners, LP (NYSE: TEP) today announced the execution of a definitive agreement pursuant to which TEGP will acquire the approximately 47.6 million TEP common units held by the public in a taxable stock-for-unit merger transaction at a ratio of 2.0 TEGP Class A shares for each outstanding TEP common unit.

“We are executing this transaction from a position of fundamental business strength, and the result is a win for the TEP unitholders and TEGP shareholders alike. This non-dilutive combination differentiates our transaction from most other recent combinations in the MLP universe,” said President and CEO David G. Dehaemers Jr.

“Eliminating TEP’s incentive distribution rights will immediately improve our cost of capital and will enhance our ability to compete for, and the returns generated by, acquisitions and organic growth projects,” Dehaemers added. “In addition, our single public entity will be more streamlined, simplified and closely align all of our equity holders’ future financial incentives. We expect the combined company, which will be taxed as a corporation, will appeal to an even wider set of potential investors. We are looking forward to closing this transaction and focusing on the next chapter of value creation at Tallgrass Energy.”

The merger agreement has been unanimously approved by the Board of Directors of TEGP’s general partner, the Conflicts Committee of the Board of Directors of TEP’s general partner (the “TEP Conflicts Committee”) and the Board of Directors of TEP’s general partner. Subject to customary approvals and conditions, the merger is expected to close by the end of the second quarter of 2018.

[1]	Adjusted EBITDA is a non-GAAP financial measure. For additional information, please read “Non-GAAP Measures.”

Transaction Details

Under the terms of the merger agreement, TEGP will acquire the approximately 47.6 million TEP common units held by the public at a fixed exchange ratio of 2.0 TEGP Class A shares for each outstanding common unit. As a result of the proposed transaction, the TEP incentive distribution rights will be cancelled, the TEP common units will no longer be publicly traded and 100 percent of the equity interests of TEP will be owned by TEGP’s subsidiary, Tallgrass Equity, LLC (“Tallgrass Equity”).

In the proposed transaction, TEGP will issue an aggregate of approximately 95.2 million Class A shares to former TEP common unitholders, representing approximately 62.1 percent of the outstanding Class A shares of TEGP following the transaction. The revolving credit facilities of TEP and Tallgrass Equity, and the senior notes of TEP are expected to remain outstanding following the merger. Assuming the merger closes on or before the record date for the second quarter 2018 dividend, former TEP unitholders holding TEGP Class A shares on the record date would be entitled to receive the second quarter 2018 dividend on the TEGP Class A shares they receive in the merger in accordance with TEGP’s agreement of limited partnership.

Completion of the merger is subject to customary closing conditions, including the approval by holders of a majority of the outstanding TEP common units, including common units owned by Tallgrass Equity, and the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. As part of the transaction, TEGP and certain of its subsidiaries entered into a support agreement agreeing to vote their approximately 25.6 million TEP common units (representing approximately 35 percent of the total outstanding TEP common units) in favor of the merger.

An investor presentation related to the transaction will be posted on the Tallgrass Energy website. TEP unitholders, TEGP shareholders and other interested parties are invited to view those materials under the investor relations sections at www.tallgrassenergy.com.

Distributions

TEGP

The board of directors of TEGP’s general partner has declared a quarterly cash dividend of $0.4875 per Class A share for the first quarter of 2018, or $1.95 on an annualized basis. This represents a 32.7 percent sequential increase from the fourth quarter 2017 dividend of $0.3675 per Class A share and an increase of 69.6 percent from the first quarter 2017 dividend of $0.2875 per Class A share. It is TEGP’s 11th consecutive increase since its May 2015 initial public offering.

TEP

The board of directors of TEP’s general partner declared a quarterly cash distribution of $0.975 per common unit for the first quarter of 2018, or $3.90 on an annualized basis. This represents a sequential increase of 1.0 percent from the fourth quarter 2017 distribution of $0.965 per common unit and an increase of 16.8 percent from the first quarter 2017 distribution of $0.835 per common unit. It is TEP’s 19th consecutive increase since its May 2013 initial public offering.

The TEGP and TEP quarterly distributions for the first quarter of 2018 will be paid on Tuesday, May 15, 2018, to shareholders and unitholders of record as of the close of business on Monday, April 30, 2018.

Advisors

Barclays acted as advisor to TEGP and Evercore Partners acted as advisor to the TEP Conflicts Committee. Baker Botts L.L.P. served as legal counsel to TEGP and Bracewell LLP served as legal counsel to the TEP Conflicts Committee.

About Tallgrass Energy

Tallgrass Energy is a family of companies that includes publicly traded partnerships Tallgrass Energy Partners, LP (NYSE: TEP) and Tallgrass Energy GP, LP (NYSE: TEGP). Operating across 11 states, Tallgrass is a growth-oriented midstream energy operator with transportation, storage, terminal, water, gathering and processing assets that serve some of the nation’s most prolific crude oil and natural gas basins.

To learn more, please visit our website at www.tallgrassenergy.com.

Non-GAAP Measures

Tallgrass Energy Adjusted EBITDA includes the Adjusted EBITDA for the assets owned by TEP as of Dec. 31, 2017, the additional 2 percent of Tallgrass Pony Express Pipeline, LLC (acquired by TEP effective Feb. 1) and the distributions attributable to the additional 25.01 percent membership interest in Rockies Express Pipeline LLC (acquired by Tallgrass Equity on Feb. 7). Tallgrass Energy Adjusted EBITDA does not include our estimate of approximately $15 - $25 million of shipper deficiency payments that would be included in distributable cash flow. Adjusted EBITDA is a non-GAAP measure.

Adjusted EBITDA is a non-GAAP supplemental financial measure that Tallgrass Energy management and external users of our consolidated financial statements and financial statements of our subsidiaries and unconsolidated investments, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or, in the case of Adjusted EBITDA, financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions and dividends to our equity holders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various expansion and growth opportunities.

We believe that the presentation of Adjusted EBITDA provides useful information to investors in assessing our financial condition and results of operations. Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP, nor should Adjusted EBITDA be considered an alternative to available cash, operating surplus, distributions of available cash from operating surplus or other definitions in our partnership agreement. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and net cash provided by operating activities. Additionally, because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

We generally define Adjusted EBITDA as net income excluding the impact of interest, income taxes, depreciation and amortization, non-cash income or loss related to derivative instruments, non-cash long-term compensation expense, impairment losses, gains or losses on asset or business disposals or acquisitions, gains or losses on the repurchase, redemption or early retirement of debt, and earnings from unconsolidated investments, but including the impact of distributions from unconsolidated investments.

Tallgrass Energy is unable to project net cash provided by operating activities or net income attributable to partners to provide the related reconciliation of projected Adjusted EBITDA to the most comparable financial measures calculated in accordance with GAAP, because the impact of changes in operating assets and liabilities and the volume and timing of deficiency payments received and utilized from our customers are out of our control and cannot be reasonably predicted. Tallgrass Energy provides a range for the forecasts of Adjusted EBITDA to allow for the variability in the timing of cash receipts and disbursements, customer utilization of our assets, and maintenance capital spending and the impact on the related reconciling items, many of which interplay with each other. The timing of maintenance capital expenditures is volatile as it depends on weather, regulatory approvals, contractor availability, system performance and various other items. Therefore, the reconciliation of projected Adjusted EBITDA to projected net cash provided by operating activities and net income attributable to partners is not available without unreasonable effort.

Additional Information and Where to Find it

In connection with the transactions referred to in this material, TEGP expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus for the TEP unitholders. After the registration statement is declared effective, TEP will mail a definitive proxy statement/prospectus to its unitholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that TEGP or TEP may file with the SEC and send to TEGP’s and/or TEP’s shareholders or unitholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF TEGP AND TEP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by TEGP or TEP through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TEGP and TEP will be available free of charge on TEGP’s and TEP’s website at www.tallgrassenergylp.com, in the “Investor Relations” tab near the top of the page, or by contacting TEGP’s and TEP’s Investor Relations Department at 913-928-6012.

Participants in the Solicitation

TEGP and TEP and their respective general partner’s directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of TEGP’s general partner may be found in its 2017 Form 10-K filed with the SEC on Feb. 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information about the directors and executive officers of TEP may be found in its 2017 Form 10-K filed with the SEC on Feb. 13, 2018, and any subsequent statements of changes in beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Note Concerning Forward-Looking Statements

Disclosures in this press release contain forward-looking statements. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include the expected consideration to be received in connection with the closing of the merger transaction, whether the merger transaction between TEP and TEGP will be consummated before the end of the second quarter of 2018 or at all, whether the proposed transaction will be accretive to TEGP shareholders and TEP unitholders, the Tallgrass Energy financial guidance for 2018, that Tallgrass Energy upon closing will not pay cash federal income taxes for a period estimated to be at least 10 years, whether the elimination of TEP’s incentive distribution rights will improve TEP’s and TEGP’s cost of capital or enhance TEP’s and TEGP’s ability to compete for, or increase returns generated by, acquisitions or organic growth projects, and whether the structure resulting from the merger will be more appealing to a wider set of investors. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of TEP and TEGP, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements, and other important factors that could cause actual results to differ materially from those projected, including those set forth in reports filed by TEP and TEGP with the SEC. Any forward-looking statement applies only as of the date on which such statement is made and TEP and TEGP do not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Tallgrass Energy

Investor and Financial Inquiries

Nate Lien, (913) 928-6012

investor.relations@tallgrassenergylp.com

or

Media and Trade Inquiries

Phyllis Hammond, (303) 763-3568

phyllis.hammond@tallgrassenergylp.com